SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended June 30, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission File Number 001-34979

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kaiser Federal Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kaiser Federal Financial Group, Inc.
1359 N. Grand Avenue
Covina, California 91724-1016

Financial Statements and Exhibits

(a)	Financial Statements

The Kaiser Federal Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended June 30, 2010, prepared in accordance with the financial reporting requirements of ERISA.

(b)	Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KAISER FEDERAL BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST By: Authorized Officer of Kaiser Federal Bank

Date: December 23, 2010	By: /s/K. M. Hoveland
Name: K. M. Hoveland
Title: Plan Administrator

Kaiser Federal Bank
Employees’ Savings and Profit Sharing Plan and
Trust

Financial Statements

June 30, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Kaiser Federal Bank Employees’
Savings and Profit Sharing Plan and Trust
Covina, California

We have audited the accompanying statements of net assets available for benefits of Kaiser Federal Bank Employees’ Savings and Profit Sharing Plan and Trust (“the Plan”) as of June 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended June 30, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for benefits for the year ended June 30, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
Oak Brook, Illinois
December 23, 2010

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2010 AND 2009

	2010	2009

Assets:

Investments, at fair value Participant directed	$1,437,674	$3,519,113
Loans receivable	299,075	251,295

	1,736,749	3,770,408

Due from brokers	2,756,932	2,148
Accrued income	—	146

Total assets	4,493,681	3,772,702

Net assets, reflecting all investments at fair value	4,493,681	3,772,702

Net Assets Available for Benefits	$4,493,681	$3,772,702

The accompanying notes are an integral part of these statements.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JUNE 30, 2010

Additions to net assets attributable to:

Investment income: Interest and dividends on investments (Note 3)	$50,105
Net appreciation in fair value of investments (Note 3)	305,365
355,470
Contributions:
Employer	151,097
Employee	389,720
540,817

Total additions	896,287

Deductions to net assets attributable to:

Benefits paid to participants	140,158
Administrative expenses	35,150

Total deductions	175,308

Net Increase	720,979

Net Assets Available for Benefits:

Beginning of year	3,772,702

End of year	$4,493,681

The accompanying notes are an integral part of this statement.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Kaiser Federal Bank Employees’ Savings and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was amended in its entirety effective January 1, 2001.

General: The Plan is a voluntary defined contribution plan for all eligible employees of Kaiser Federal Bank (the “Bank”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: The Plan allows participants to contribute up to a maximum of 15% of their compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank contributes a discretionary matching contribution equal to 50% of the first 10% of an employee’s compensation.  Additional profit sharing amounts may be contributed at the option of the Bank’s Board of Directors. The Plan did not make any profit sharing contributions for the year ended June 30, 2010.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and the Bank’s matching and profit sharing contribution. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank contributions portion of their accounts plus earnings thereon is determined on a graded schedule based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Payment of Benefits: Upon termination of service due to death, disability or retirement from the Bank, a participant may elect to receive the vested interest of their account in the form of an annuity, a single sum cash payment, or a combination of the above. Active participants may also take distributions from the Plan for reasons of financial hardship or upon attainment of the age of 59½.  In-service withdrawals are subject to certain limitations.  Upon retirement, death or disability participants become 100% vested in their accounts.

Forfeitures: At June 30, 2010 and 2009 forfeited nonvested accounts totaled $0 and $9,442, respectively. These amounts will be used to either reduce employer-matching contributions or allocated to all eligible employees. For the year ended June 30, 2010, employer contributions were reduced by $9,655 from forfeited nonvested accounts.

Investment Options: Participants must direct both employee and employer contributions to be invested amongst various investment options as made available and determined by the plan administrator which are more fully described in the plan literature. If a participant fails to make an effective investment direction, the participant’s contributions and employer contributions made on the participant’s behalf are invested in the Moderate Strategic Balanced Fund.  Participants may change their investment options any time throughout the year via direct phone or Internet access to Pentegra Retirement Service.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of the Prime Rate plus 1%, which is commensurate with local prevailing rates. Loan terms may range from one to five years or longer if used to purchase the primary residence of the participant. Principal and interest are paid ratably through payroll deductions.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting records: The accounting records of the Plan are maintained with respect to Plan administration by Pentegra Retirement Service and with respect to investment transactions by Reliance Trust Company.

Due from broker:  As of June 30, 2010, the Plan transferred part of the investments to Principal Trust Company; however, the settlement date was not until July 1, 2010. Therefore, the amount of $2,756,932 was held at Reliance Trust Company as due from broker.

Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.

Payment of Benefits:  Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.  It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan’s investment in employer securities.

Investment Valuation and Income Recognition: The Plan's investments, other than participant loans, are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined in maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:  Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

K-Fed Bancorp common stock:  Investments in publicly traded securities (K-Fed Bancorp common stock) are carried at published market values (level 1 inputs).

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

Collective trust funds:  The fair values of interests in collective trust funds, other than stable value funds, are based upon the net asset values of the funds as reported by the fund managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).  The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs). With the exception of the stable value fund, each of the collective trust funds invests in securities and other financial instruments, initially obtained via its investment in other collective investments. The stable value fund invests in one or more bank, insurance company or synthetic investment contracts, and in short-term investments or other collective investment funds. Each collective trust fund provides for daily redemptions by the Plan with no advance notice requirements.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans:  Participant loans are reported at their outstanding balances as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at June 30, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)

Investments (other than participant loans) Common Stock Cash Equivalents Collective Trust Funds Domestic Equity Funds International Equity Fund Balanced Funds Fixed Income Funds Stable Value Fund	$964,396 — — — — — —	$	— 65,562 224,576 25,146 114,858 43,131 5	$	— — — — — — —

Investments (other than participant loans)	$964,396		$473,278		$—

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

	Fair Value Measurements at June 30, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments (other than participant loans)	$849,921	$2,669,192	$—

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.  No adjustments from fair value to contract value are presented in the statements of net assets available for benefits, as the amount of the adjustments have been determined to be immaterial.

Risks and Uncertainties:  The Plan holds various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.	INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets at the dates indicated:
	June 30
	2010		2009

K-Fed Bancorp Stock	$964,396		$849,921
State Street Global Advisors Common Collective Trust Funds:
SSgA – Stable Value	5	*	493,033
SSgA – Moderate Strategic Balance	63,886	*	252,345
SSgA – Midcap Fund	100,234	*	306,143
SSgA – Money Market	134	*	345,117

* Investment not equal to or greater than 5% of net assets; presented for comparative purposes only.

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:
Year Ended June 30, 2010
K-Fed Bancorp Stock	$(15,582)
State Street Global Advisors Common Collective Trust Funds	320,947
$305,365

In addition, the Plan earned dividend and interest income of $50,105 for the year ended June 30, 2010.

4.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds units of collective trust funds managed by State Street Global Advisors.  State Street Global Advisors is the Plan’s fund manager, and therefore, these transactions qualify as party-in-interest transactions. The Plan allows participants to invest their account balances in shares of K-Fed Bancorp.  The number of shares of common stock held by the Plan at June 30, 2010 and 2009 was 106,211 shares and 92,584 shares, respectively.  The fair value of these shares at June 30, 2010 and 2009 was $964,396 and $849,921, respectively.  An annual cash dividend of 0.44 dollars per share of common stock outstanding was paid during the year ended June 30, 2010 and 2009. These transactions also qualify as party-in-interest transactions.

The Plan also allows participants to take loans from their accounts in the Plan.  These investments also qualify as party-in-interest and totaled $299,075 and $251,295 at June 30, 2010 and 2009, respectively.

Certain administrative functions are performed by officers or employees of the Bank.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Bank.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	TAX STATUS

The Plan is a standard prototype plan provided by Pentegra Retirement Service. Pentegra Retirement Service, the Plan’s service provider has received a favorable opinion letter dated March 31, 2008 from the Internal Revenue Service, indicating that the prototype plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is designed and currently being operated in accordance with the Internal Revenue Code.

7.	SUBSEQUENT EVENTS

Accounting records: Effective July 1, 2010, the accounting records of the Plan are maintained with respect to investment transactions by Principal Trust Company. There was no change to the Plan administration of the Plan.

Stock Conversion: Effective November 19, 2010, K-Fed Bancorp completed the second step stock offering and converted to a stock holding company form of organization, Kaiser Federal Financial Group, Inc. (KFFG). Kaiser Federal Bank is now 100% owned by KFFG and KFFG is 100% owned by public stockholders. Each share of K-Fed Bancorp common stock owned by public stockholders was exchanged for 0.7194 shares of the Company’s (KFFG) common stock.

SUPPLEMENTAL SCHEDULE

KAISER FEDERAL BANK
EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN AND TRUST
SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
		Common Stock
*	K-Fed Bancorp Stock	Company Stock	**	$$	964,396
	Fidelity Management Trust Company	Cash Equivalents Money Market Fund	**		65,562
*	State Street Global Advisors	Collective Trust Funds Stable Value	**		5
*	State Street Global Advisors	Moderate Strategic Balanced	**		63,886
*	State Street Global Advisors	Conservative Strategic Balanced	**		22,639
*	State Street Global Advisors	Aggressive Strategic Balanced	**		28,333
*	State Street Global Advisors	Russell 2000	**		25,769
*	State Street Global Advisors	S & P 500	**		35,696
*	State Street Global Advisors	S & P 500 Growth Fund	**		30,004
*	State Street Global Advisors	S & P 500 Value Fund	**		32,873
*	State Street Global Advisors	Midcap Fund	**		100,234
*	State Street Global Advisors	International Fund	**		25,146
*	State Street Global Advisors	Money Market	**		134
*	State Street Global Advisors	Long Term Treasury Fund	**		42,997

		Participant Loans
*	Participants	Loans: Interest rates of 4.25% to 9.25%, maturing through October 2019	**		$299,075

					$1,736,749
*  Represents a party-in-interest

**  Assets are participant-directed investments; therefore, cost information is not required.